U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A. Name of issuer or persons filing (“Filers”):

Mayne Group Limited

B. This is (check one)

☒ an original filing for the Filers

☐ an amended filing for the Filers

C. Identify the filing in conjunction with which this Form is being filed:

Name of subject company: Mayne Group Limited

Form type: Form CB

File Number (if known): None

Filed by: Mayne Group Limited

Date Filed (if filed concurrently, so indicate): Concurrently

D. Mayne Group Limited is incorporated under the laws of the State of Victoria, Australia and has its principal place of business at 21st Floor, 390 St. Kilda Road, Melbourne, Victoria, 3004, Australia.

E. The Filer designates and appoints CT Corporation System 111 Eighth Avenue, 13th Floor, New York, NY 10011, telephone (212) 590-9200 (“Agent”) as the agent of such Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form CB on March 4, 2004 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. Each person filing this Form in connection with (b) the use of Form CB stipulates and agrees to appoint a successor agent for service of process and file and amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form CB;

The filer further undertakes to advise the Commission promptly of any change to the Agent’s name and address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

The filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Melbourne, State of Victoria, Australia this 5th day of March, 2004.

MAYNE GROUP LIMITED

By:	/s/ Karen Ping-Huay Kee

	Name:	Karen Ping-Huay Kee
	Title:	Company Secretary

CT CORPORATION SYSTEM

(Signature)	/s/ Katina Hamm

	Name:	Katina Hamm
	Title:	Associate Customer Specialist (Authorized Agent)

(Date): March 5, 2004